UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Osiris Therapeutics, Inc.
Full Name of Registrant

Former Name if Applicable

7015 Albert Einstein Drive
Address of Principal Executive Office (Street and Number)

Columbia, Maryland 21046
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Osiris Therapeutics, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “2015 Third Quarter Form 10-Q”) at this time because it is continuing to review its accounting for a particular contract with a distributor. The Company disclosed this review and its preliminary impact in its press release announcing its financial results for the quarter and nine months ended September 30, 2015 (the “2015 Third Quarter Earnings Release”).  The reason for the review is due to lack of sufficient evidence of certain fixed and determinable terms of the contractual arrangement with the distributor, which is necessary to recognize revenue on an accrual basis under GAAP.  In the absence of sufficient evidence, the Company is required to account for this contract under the cash basis of accounting, which means that revenues are recognized when cash receipts are actually received.  The Company and its independent registered accounting firm are currently in the process of performing final review procedures related to its accounting of this contract in connection with the 2015 Third Quarter Form 10-Q.  The Company currently does not expect that this review will have a material impact on its financial results for the quarter and nine months ended September 30, 2015 disclosed in the 2015 Third Quarter Earnings Release.  However, the Company and its independent registered accounting firm require additional time to complete these review procedures.  At this time, the Company anticipates that it will file the 2015 Third Quarter Form 10-Q on or before Friday, November 13, 2015; however, in the event that these review procedures take longer than currently anticipated, the Company may not be able to make such filing on or prior to such date.  In addition, the Company is continuing to evaluate, in consultation with its independent registered accounting firm, the impact of the change in accounting on its previously issued financial statements.

This Form 12b-25 contains forward-looking statements concerning the Company’s expectations, anticipations, intentions, beliefs or strategies regarding the future, including those related to its estimated revenue (as described below), as well as the expected timing of the filing of the 2015 Third Quarter Form 10-Q and the timing of the completion of the related review procedures. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that such future developments will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond its control) or other assumptions that may cause actual results, performance and timing to be materially different from those expressed or implied by these forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gregory I. Law	(443)	545-1800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No *See Footnote

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*                                         The Company anticipates that its revenue for the quarter and nine months ended September 30, 2015 (the “2015 Third Quarter”) will be consistent with the amounts reported in the Company’s 2015 Third Quarter Earnings Release which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 6, 2015.  At this time, the Company is unable to provide a further estimate of its full results of operations for the 2015 Third Quarter while the related review procedures described above remain pending.

Osiris Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2015	By:	/s/ Gregory I. Law
		Name:	Gregory I. Law
		Title:	Chief Financial Officer (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).